FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of August

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

HSBC HOLDINGS PLC

30 August 2016

Notification of Transactions of Persons Discharging Managerial Responsibilities

HSBC Holdings plc was advised that on 30 August 2016 Douglas Flint acquired 27 ordinary shares of US$0.50 at £5.5646 under the HSBC Holdings UK Share Incentive Plan.

The following disclosure is made in accordance with Article 19 of the EU Market Abuse Regulation 596/2014.

1 - Details of the person discharging managerial responsibilities / person closely associated
First Name(s) Last Name(s) Name of natural person* Douglas Flint OR Legal Person*
2 - Reason for the notification

      Position/status*                                                        Group Chairman

      Initial notification/amendment*                              Initial Notification

       In the case of amendment, please enter
       the previous notification reference number
       and explain the error that this notification
        is amending

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Full name of the entity* HSBC Holdings plc Legal Entity Identifier code MLU0ZO3ML4LN2LL2TL39
4 - Details of the transaction(s)

      Description of the financial instrument,
      type of instrument*                                                    Ordinary shares of US$0.50 each

     Identification Code*                                                    GB0005405286

     Nature of the transaction*                                          Acquisition

     Currency*                                                                      GBP

     Price(s) and Volume(s)                                                 Price         Volume
                                                                                             5.56             27

    Aggregated Information                                              Price        Volume          Total
                                                                                             5.565        27                   150.24

      Date of Transaction                                                    2016-08-30

      Place of Transaction                                                    London Stock Exchange, Main Market (XLON)

For any queries related to this notification please contact: Nickesha Graham-Burrell, Senior Assistant Company Secretary on 020 7992 3633.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                        By:

                                                                                             Name: Ben J S Mathews

                                                                                                           Title: Group Company Secretary

                                                                                          Date: 30 August 2016